SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

HALLADOR PETROLEUM COMPANY

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

406092 20 5

(CUSIP Number)

March 24, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.406092 20 5

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Robert C. Hardie, L.P.                                                                     91-2082421

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
a	☒
b	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                                                                            California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 823,041
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 823,041
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              823,041

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

              6.76%

12.	TYPE OF REPORTING PERSON*

              PN

*SEE INSTRUCTION BEFORE FILLING OUT!

SCHEDULE 13G

Item 1.	Name and Address of Issuer

(a)	Hallador Petroleum Company

(b)	1660 Lincoln Street, Suite 2700
Denver, CO 80264-2701

Item 2.	Name, Address and Citizenship of Person Filing; Class of Securities and CUSIP Number

(a)	Robert C. Hardie, L.P.

(b)	555 Dale Drive, Incline Village, Nevada 89451

(c)	The Reporting Person is a limited partnership formed under the laws of the State of California, in the United States of America

(d)	Common Stock, par value $0.01

(e)	406092 20 5

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act

(b)	☐	Bank is defined in Section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act

(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	☐ Parent Holding Company or Control Person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐ Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church Plan that is excluded from the definition of an investment company under section 3(c)(14)of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(H)

Item 4.	Ownership

(a)	Amount Beneficially Owned:	823,041

(b)	Percent of Class:	6.76%

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:	823,041
(ii) shared power to vote or to direct the vote:	0
(iii) sole power to dispose or to direct the disposition of:	823,041
(iv) shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Please see attached Exhibit A.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transactions having that purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2006	Robert C. Hardie, L.P. By: Browns Valley, Inc. Its: General Partner
/s/ David C. Hardie Its: President

EXHIBIT A

ITEM 8 SCHEDULE OF OWNERSHIP

Browns Valley, Inc.

Robert Hardie Admin Trust

Robert Hardie QTIP LP
Robert Hardie QTIP GP
Douglas Hardie

Janet Hardie

Melissa Stuart

Terry Stuart

David Hardie

Janice Hardie

Steven Hardie

Marilyn Hardie

Robin Hardie SPT

Amanda Coslor SPT

Melanie Coslor SPT

Andrew Coslor SPT

Catherine Coslor SPT

Cory Ritchie SPT

Ryan Ritchie SPT

Kirk Hardie SPT

Brad Hardie SPT

Joseph Hardie SPT

Alex Hardie SPT